                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             33-98364
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  _X_ Form 10-Q __ Form N-SAR

                 For Period Ended: September 30, 1996
                 [ ]     Transition Report on Form 10-K
                 [ ]     Transition Report on Form 20-F
                 [ ]     Transition Report on Form 11-K
                 [ ]     Transition Report on Form 10-Q
                 [ ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

SIMON PROPERTY GROUP, L.P.
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Full Name of Registrant

N/A
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Former Name if Applicable

National City Center, 115 West Washington Street, Suite 15 East
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Address of Principal Executive Office (STREET AND NUMBER)

Indianapolis, IN 46204
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _X_      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _X_      (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

        In the course of recent discussions with the staff of the Securities and Exchange Commission in connection with the registration statement on Form S-3 filed by Simon DeBartolo Group, L.P., (the "Operating Partnership") on September 6, 1996, the Operating Partnership was advised by the staff that, because the Operating Partnership does not control whether cash will be used to settle its limited partners' exchange rights, the limited partners' equity should not be included as partners' equity in the financial statements of the Operating Partnership. To implement the advice suggested by the staff, the financial statements of the Operating Partnership are being revised to reflect accurately such limited partners' interest in the Operating Partnership, and appropriate reversals in the financial statements for prior periods are being made. Furthermore, these revisions will affect the financial statements of affiliates of the Operating Partnership, such as Simon Property Group, L.P. ("SPG, L.P."). As a result of the foregoing, SPG, L.P. and its advisers are examining the impact these revisions will have on SPG, L.P.'s financials and what adjustments need to be made to prior periods. Therefore, SPG, L.P.
is unable to prepare and file the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 by the prescribed due date. SPG, L.P. will file such Quarterly Report on or prior to the fifth calendar day after such prescribed due date in accordance with applicable rules.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Stephen Sterrett                (317)              636-1600
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          X Yes     No
         ---     ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?      Yes  X No
                                      ---    ---

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                        SIMON PROPERTY GROUP, L.P.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     SIMON PROPERTY GROUP, L.P.
                                     By: SIMON DeBARTOLO GROUP, INC.
                                         General Partner


Date November 14, 1996               By  /s/ Stephen Sterrett
                                       ----------------------------------------
                                         Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).